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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*



                           EXACT SCIENCES CORPORATION
                           --------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                    30063P105
                                    ---------
                                 (CUSIP Number)

                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              | |    Rule 13d-1(b)
                              | |    Rule 13d-1(c)
                              |X|    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Stanley N. Lapidus

--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a) | |

                                                                      (b) | |

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                1,285,363 shares
       NUMBER OF
                          ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                - 0 - shares

                          ------------------------------------------------------
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 1,285,363 shares

                          ------------------------------------------------------
         WITH:             8    SHARED DISPOSITIVE POWER

                                - 0 - shares

--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,285,363 shares

--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)    | |



--------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.8%

--------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:
                  --------------

                  EXACT Sciences Corporation

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------

                  63 Great Road
                  Maynard, MA  01754

Item 2(a).        NAMES OF PERSONS FILING:
                  -----------------------

                  Stanley N. Lapidus

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  -----------------------------------------------------------

                  c/o EXACT Sciences Corporation
                  63 Great Road
                  Maynard, MA  01754

Item 2(c).        CITIZENSHIP:
                  -----------

                  United States

Item 2(d).        TITLE OF CLASS OF SECURITIES:
                  ----------------------------

                  Common Stock
                  $.01 par value per share

Item 2(e).        CUSIP NUMBER:
                  ------------

                  30063P105

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
                  -----------------------------------------------------------

                  Not applicable

Item 4.           OWNERSHIP.
                  ---------

         (a)      Amount Beneficially Owned:

                  Mr. Lapidus may be deemed to beneficially own 1,285,363 shares of Common Stock reported as outstanding as of December 31, 2001. This includes 56,126 shares of Common Stock beneficially owned by Joel Lapidus. Mr. Lapidus expressly disclaims beneficial ownership of the 56,126 shares of Common Stock which are beneficially owned by Joel Lapidus.

         (b) Percent of Class: 6.8% (based on 18,790,857 shares of Common stock reported to be outstanding as of October 25, 2001, in the Issuer's Form 10-Q filed on October 26, 2001, 2001, as adjusted pursuant to Rule 13d-3(d)(1)).

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:
                           1,285,363 shares

                  (ii)     shared power to vote or to direct the vote:
                           - 0 - shares

                  (iii) sole power to dispose or to direct the disposition of: 1,285,363 shares

                  (iv) shared power to dispose or to direct the disposition of: - 0 - shares

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  --------------------------------------------

                  Not applicable

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
                  --------------------------------------------------------------

                  Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  --------------------------------------------------------------

                  Not applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  ---------------------------------------------------------

                  Not applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP.
                  ------------------------------

                  Not applicable

Item 10.          CERTIFICATIONS.
                  --------------

                  Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            /s/  STANLEY N. LAPIDUS
                                            ------------------------------------
                                            Stanley N. Lapidus

Dated:  February 4, 2002